                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                           WILSHIRE ENTERPRISES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, $1 PAR VALUE
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                         (Title of Class of Securities)

                                    971889100
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                                 (CUSIP Number)

                                Kevin C. McTavish
                          5400 LBJ Freeway, Suite 1470
                               Dallas, Texas 75240
                          Telephone No.: (972) 982-8653
                            Facsimile: (972) 982-8655
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                            Don M. Glendenning, Esq.
                              Toni Weinstein, Esq.
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                          Telephone No.: (214) 740-8000
                            Facsimile: (214) 740-8800

                                OCTOBER 23, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO.
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Kevin McTavish
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                7   SOLE VOTING POWER                               80,700
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                          80,700
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         80,700
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0%
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14   TYPE OF REPORTING PERSON (See Instructions)
         IN
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

CUSIP NO.
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Owen Blicksilver
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                7   SOLE VOTING POWER                               23,000
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                          23,000
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         23,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%
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14   TYPE OF REPORTING PERSON (See Instructions)
         IN
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

CUSIP NO.
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Roger Stull
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                4,800
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                           4,800
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,800
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

CUSIP NO.
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Philip Zuzelo
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                7   SOLE VOTING POWER                               18,000
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                          18,000
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
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14   TYPE OF REPORTING PERSON (See Instructions)
         IN
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

CUSIP NO.
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         Joseph Magliolo III
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
         PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                7   SOLE VOTING POWER                                6,000
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                           6,000
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,000
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
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14   TYPE OF REPORTING PERSON (See Instructions)
         IN
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


         This Amendment No. 1 to the Schedule 13D filed on April 21, 2003 by the Reporting Persons (the "Schedule 13-D") relates to the common stock, par value $1.00 per share (the "Shares"), of Wilshire Enterprises, Inc., previously known as Wilshire Oil Company of Texas, a Delaware corporation (the "Company"), and is being filed to amend and supplement Items 4, 5 and 6.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits.

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

         On October 23, 2003, Summit Capital, LLC ("Summit"), as agent and on behalf of the Reporting Persons, entered into a Confidentiality Agreement for the benefit of the Company, the form of which is attached hereto as Exhibit 6 (the "Confidentiality Agreement"). Substantially concurrently with the execution and delivery of the Confidentiality Agreement by Summit, Oaktree Capital Management, LLC, as agent and on behalf of Oaktree, entered into a similar confidentiality agreement with the Company.

         Pursuant to the Confidentiality Agreement, the Company granted Summit the right to examine information concerning the Company, including information regarding the Company's oil, gas and real estate properties and its corporate operations, for the sole purpose of enabling Summit to make an evaluation of such properties in order to determine whether Summit desires to make an offer to purchase for cash the outstanding Shares.

         Summit has agreed to keep information obtained from the Company in strict confidence. In addition, Summit has agreed that for a period of 18 months from October 23, 2003 (the "Confidentiality Period") it will not directly or indirectly, without the prior written approval of the board of directors of the Company, in any manner (i) acquire, agree to acquire or make any offer to acquire, propose, seek or offer to acquire or facilitate the acquisition or ownership of securities or assets of the Company, provided that confidential proposals made to the Company's advisors to purchase for cash the outstanding Shares are not prohibited, (ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its subsidiaries, (iii) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company or any of its subsidiaries, (iv) disclose any intention, plan or arrangement prohibited by, or inconsistent with, clauses (i)-(iii) above, or (v) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing, with the exception of Oaktree Capital Management, LLC. In addition, Summit has agreed that during the Confidentiality Period it will not (a) request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any restrictions summarized in this paragraph and
(b) take any action that requires the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph to avoid potential liability.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is hereby amended and supplemented as follows:

         Mr. McTavish may be deemed to beneficially own 80,700 Shares, or approximately 1.0% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

         Mr. Blicksilver may be deemed to beneficially own 23,000 Shares, or approximately 0.3% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

         Mr. Stull may be deemed to beneficially own 4,800 Shares, or approximately 0.1% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

         Mr. Zuzelo may be deemed to beneficially own 18,000 Shares, or approximately 0.2% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

         Mr. Magliolo may be deemed to beneficially own 6,000 Shares, or approximately 0.1% of the outstanding Shares, by virtue of his sole power to vote and his sole power to dispose of such Shares.

         The Reporting Persons, in the aggregate, beneficially own 132,500 Shares, or approximately 1.7% of the outstanding Shares.

         The Reporting Persons, together with Oaktree, may be deemed to be members of a group under Section 13(d)(3) of the Exchange Act. At the close of business on October 28, 2003, Oaktree may be deemed to beneficially own 357,400 Shares, or approximately 4.6% of the outstanding Shares. Each of the Reporting Persons and Oaktree may therefore be deemed to beneficially own 489,900 Shares, or approximately 6.3% of the outstanding Shares. None of the Reporting Persons, directly or indirectly, have or share the power to vote or to direct the vote of, or to dispose or to direct the disposition of, Shares held or record by the other Reporting Persons or Oaktree. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that any Reporting Person beneficially owns any Shares held of record by any other Reporting Person or Oaktree for purposes of Section 13(d) of the Exchange Act, and each Reporting Person disclaims beneficial ownership of the shares held by the other Reporting Persons and Oaktree.

         The percentages of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 7,809,833 Shares outstanding on August 12, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

         Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is hereby amended and supplemented as follows:

         The information set forth in Item 4 above is hereby incorporated herein by reference

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6 Form of Confidentiality Agreement, dated October 23, 2003, made by Summit Capital, LLC, as agent and on behalf of certain funds and accounts, for the benefit of Wilshire Enterprises, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2003

                                         /s/ Kevin McTavish
                                         ---------------------------------------
                                         Kevin McTavish


                                         /s/ Owen Blicksilver
                                         ---------------------------------------
                                         Owen Blicksilver


                                         /s/ Roger Stull
                                         ---------------------------------------
                                         Roger Stull


                                         /s/ Philip Zuzelo
                                         ---------------------------------------
                                         Philip Zuzelo


                                         /s/ Joseph Magliolo III
                                         ---------------------------------------
                                         Joseph Magliolo III

                                   SCHEDULE 1

         The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in the open market on a national securities exchange through a broker and reflect the trade date of such transaction.

                                            Number of Shares           Number of Shares         Price Per
  Date           Reporting Person               Purchased                    Sold                 Share*
--------        ------------------        ---------------------      --------------------      -----------
10/13/03          Kevin McTavish                                                200               $6.70
10/13/03          Kevin McTavish                                              3,800               $6.50
10/22/03          Kevin McTavish                                              5,000               $6.50
9/5/03            Owen Blicksilver                1,000                                           $5.75
9/9/03            Owen Blicksilver                  500                                           $5.41
9/17/03           Owen Blicksilver                  500                                           $5.37
9/18/03           Owen Blicksilver                  500                                           $5.25
9/30/03           Owen Blicksilver                  500                                           $5.32




*        Excludes brokerage commissions.